UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Power: Leading Charge Point Operator in China to install ZOOZ Power’s Boosting System, Marking Strategic Entry into the World’s Largest EV Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223, into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statement on Form F-1, File No. 333-284270.

ZOOZ Power Ltd.

Date: March 3, 2025	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer